Filed by Opsware Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

Subject Company: Tangram Enterprise Solutions, Inc.

Commission File No.: 000-15454

The following slide is an excerpt from a presentation given by Opsware Inc. on February 11-12, 2004 at the Merrill Lynch Computer Services & Software CEO Conference and relates to the acquisition of Tangram by Opsware.

© 2004 Opsware Inc. All rights reserved.

Uptake in major verticals

Financial Services/ Insurance	Government/ Defense	Service Providers	Other
Allmerica	ACS/NASA	AT&T Solutions	Alliant Energy
Farmers Group	**Intelligent Decisions**	CSC	Amgen
Federated Insurance	Lockheed Martin	Deutsche Telekom	Aramark
General Reinsurance	Mitre	**EDS**	Bristol Meyers Squibb
The Hartford	**Northrup Grumman**	**HP**	Burlington Resources Oil & Gas
Hewitt Associates	Sacramento Department of Water Resources	**Inflow**	**Comcast**
Investor Bank & Trust	State of North Carolina	Lockheed Martin	DuPont
Merrill Lynch	Texas Dept of Protective Regulatory Services	Hosting	GE Power Systems
Metavante	Unnamed Federal Agency	MCI	Genzyme
Metlife	Unnamed Federal Agency	**NEC**	Marriott International
PNC Bank	**US Department of Energy**	**NTT**	NSTAR Electric & Gas
Progressive Insurance	US Patent & Trademark Office	TELUS	Shell Services
Prudential Insurance			Solutia
UBS AG			Unocal
VISA			
Zurich America Insurance			

Note: Upon Tangram deal close

OPSWARE INC
© 2004 Opsware Inc. All rights reserved.
Page 2

Opsware Inc. and Tangram Enterprise Solutions, Inc. filed with the Securities and Exchange Commission a registration statement on Form S-4 on December 19, 2003, and Tangram mailed a proxy statement/prospectus to its security holders containing information about the transaction on or about January 22, 2004. Investors and security holders of Opsware and Tangram are urged to read the proxy statement/prospectus and other relevant materials because they contain important information about Opsware, Tangram and the proposed merger. In addition to the registration statement filed by Opsware and Tangram and the proxy statement/prospectus mailed to the security holders of Tangram, each of Opsware and Tangram file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents and any other documents filed with the Securities and Exchange Commission at its Web site at www.sec.gov. These documents may also be obtained at no cost from Opsware and Tangram by directing such request to Norm Phelps, Tangram Enterprise Solutions, Inc., nphelps@tangram.com, (919) 653-6000; or to Ken Tinsley, Opsware, Inc., ktinsley@opsware.com, (408) 212-5241. In addition, investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by Opsware on its website at www.opsware.com. Investors and security holders may obtain copies of the documents filed with the Securities and Exchange Commission by Tangram on its website at www.tangram.com.

Opsware, Tangram and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Tangram with respect to the transactions contemplated by the proposed merger. Information regarding Opsware’s officers and directors is included in Opsware’s proxy statement for its 2003 annual meeting of stockholders filed with the Securities and Exchange Commission on May 23, 2003. Information regarding Tangram’s officers and directors is included in Tangram’s proxy statement for its 2003 annual meeting of shareholders filed with the Securities and Exchange Commission on November 18, 2003. A description of the interests of the directors and executive officers of Opsware and Tangram in the merger is set forth in Tangram’s proxy statement/prospectus and other relevant documents filed with the Securities and Exchange Commission.

© 2004 Opsware Inc. All rights reserved.